Date:                    December 16, 1996

          Further Information:     John T. Fidler, 201-263-6479

          For Release:             Immediately

          Release Number:          96-030



                        GPU Pleased with Tender Offer Results




               Parsippany, N.J., December  16, 1996  - Metropolitan  Edison

          Company announced that its  offer to purchase any and  all shares of its  outstanding preferred stock  closed at midnight,  EST, on

          Friday,  Dec. 13, 1996.   Terrance G. Howson,  GPU vice president

          and treasurer, said, "We're very pleased with the response to our tender offer."

               A preliminary count  from ChaseMellon Shareholder  Services,

          L.L.C.,  the Depositary for  the offer, indicated  that share had been tendered in the following amounts:

               (i) Approximately 53,335 share of Cumulative Preferred Stock, 3.90% Series (stated value $100 per share), representing 45.3% of the outstanding shares of such series, including 80 shares tendered under the guaranteed delivery procedures;

               (ii) Approximately 10,732 shares of Cumulative Preferred Stock, 4.35% Series (stated value $100 per share), representing 32.3% of the outstanding shares of such series, including 180 shares tendered under the guaranteed delivery procedures;

               (iii) Approximately 19,923 share of Cumulative Preferred Stock, 3.85% Series (stated value $100 per share), representing 68.3% of the outstanding shares of such series, including 250 shares tendered under the guaranteed delivery procedures;





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               (iv) Approximately  10,140  shares  of Cumulative  Preferred
          Stock, 3.80% Series (stated value $100 per share), representing 56.0% of the outstanding shares of such series, including 260 shares tendered under the guaranteed delivery procedures; and

               (v) Approximately 20,297 shares of Cumulative Preferred Stock, 4.45% Series (stated value $100 per share), representing 57.0% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures.

               The  actual  number of  shares tendered  under the  Offer to

          Purchase  will depend on the  final report of  the depositary and

          subsequent   confirmation   of    proper   delivery,    including

          confirmation   of   compliance  with   the   guaranteed  delivery

          procedures for shares tendered under such procedures.

               Met-Ed is a subsidiary of GPU, Inc.





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